Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year ended December 31,
	2005	2004	2003	2002	2001

Income (loss) from continuing operations before income taxes (benefits)	$1,793	$2,375	$848	$(645)	$1,392
Adjustments:
Loss (income) from equity investees	1	1	4	4	(79)
Income (loss) from continuing operations before income taxes (benefits), as adjusted	$1,794	$2,376	$852	$(641)	$1,313
Fixed charges included in income:
Interest expense	$105	$107	$111	$121	$118
Interest portion of rental expense	36	43	54	52	50
	141	150	165	173	168
Interest credited to contractholders	1	446	877	1,036	1,071
	$142	$596	$1,042	$1,209	$1,239
Income available for fixed charges (including interest credited to contractholders)	$1,936	$2,972	$1,894	$568	$2,552
Income available for fixed charges (excluding interest credited to contractholders) (1)	$1,935	$2,526	$1,017	$-	$1,481
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders(1)	13.6	5.0	1.8	-	2.1
SUPPLEMENTAL RATIO:
Excluding interest credited to contractholders(1)	13.7	16.8	6.2	-	8.8
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(1)	Due to the loss in 2002, the ratio coverage was less than 1:1. CIGNA must generate additional earnings of $641 million to achieve a coverage of 1:1.